FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 15 August 2003 – 5 September 2003

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom @ Jervois Quay, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

1.1	Telecom to accept INL Offer	28 August 2003
1.2	Agreement to accept Full Takeover Offer	28 August 2003
1.3	Substantial Security Holder Notice	28 August 2003
1.4	Notice of Meeting
1.5	New Member Proposed for Telecom Board	2 September 2003
1.6	Share Plan for Small Shareholders	2 September 2003

Exhibit 1.1

28 August 2003

MEDIA RELEASE

TELECOM TO ACCEPT INL OFFER

Telecom has indicated that it intends to accept the INL offer for its Sky shares, following the announcement earlier today that INL is to bid for all of the shares in Sky Network Television Ltd that it does not own.

Telecom Chief Executive Theresa Gattung said the takeover and subsequent return of capital to all INL shareholders once the offer closes creates the most logical ownership and capital structure for Sky going forward.

“We view the combination of INL and Sky favourably,” she said.

“As both an INL and a Sky shareholder, we believe the offer is fair. Sky shareholders will continue to be able to participate in Sky’s growth through INL, which will be a more liquid public company than Sky.”

Following the completion of the takeover, Telecom will own in excess of 10% of INL, and will receive approximately $150 million in cash from the sale of its Sky shares. In addition, Telecom would share in any subsequent surplus cash distribution of INL, which it expects to occur following completion of the takeover.

“We are comfortable with that level of shareholding. It will ensure we continue to have a meaningful investment in the pay TV industry in New Zealand, which we regard as strategically important for our future,” Ms Gattung said.

Ends

Further information, please contact:

Philip King

Telecom General Manager Corporate Affairs

Phone 04 498 5666 or 027 444 0203

Exhibit 1.2

AGREEMENT TO ACCEPT FULL TAKEOVER OFFER

BETWEEN Telecom Corporation of New Zealand Limited, (the Offeree)

AND Independent Newspapers Limited, (the Bidder)

INTRODUCTION

A	The Bidder will contemporaneously with signing and delivering this Deed make an announcement to the New Zealand Exchange Limited of its intention to make a full takeover offer under the New Zealand Takeovers Code (Takeover Offer) to purchase all the shares in Sky Network Television Limited (Sky) not already held by the Bidder.

B	It is the Bidder’s intention to make the Takeover Offer as soon as the necessary regulatory and other pre-conditions listed in Schedule One to this Deed have been satisfied.

C	By this Deed the parties wish to record the basis upon which the Takeover Offer will be made and the Offeree will accept the Takeover Offer in respect of all of the shares it holds in Sky.

BY THIS DEED THE PARTIES AGREE as follows:

1	The Bidder undertakes to make the Takeover Offer (on terms which include all of the key terms set out in Appendix One, without any variation), such Takeover Offer to be initiated by the filing of a takeover notice in accordance with rule 41 of the Takeovers Code no later than 10 days after the satisfaction of the last of the pre-conditions set out in Schedule One to be satisfied.

2	The Bidder will use all reasonable commercial endeavours to make the Takeover Offer, as soon as possible.

3	The Offeree’s obligations under clauses 4 and 5 of this Deed are conditional upon and subject to the Bidder filing its takeover notice in respect of the Takeover Offer by no later than 15 October 2003 and thereafter making the Takeover Offer by despatch of the offer document in that regard to all of Sky’s shareholders by no later than 31 October 2003. In the event that the Bidder fails to file a takeover notice in respect of the Takeover Offer and thereafter make that offer, by those dates, this Deed will thereafter be terminable at the option of either party, by written notice to the other. In the event of such notice such termination will take immediate effect, and without any further liability or obligation on the part of either party in respect of the matters set out in this Deed.

4	Subject to the Takeover Offer being made by the Bidder in accordance with clause 1, and subject also to clause 3, the Offeree hereby agrees to accept the Takeover Offer, in respect of all its 46,743,515 shares in Sky (the Offeree Shares).

5	Offeree agrees that it will not prior to 5 December 2003, except for the transactions required or contemplated by this Deed:

(a)	sell, encumber or otherwise dispose;

(b)	agree to sell, encumber or otherwise dispose; or

(c)	have any discussions with any third party with a view to selling, encumbering or otherwise disposing of,

any of the Offeree Shares.

6	For the avoidance of doubt, nothing in this Deed shall confer on, or give control to, the Bidder of the voting rights attached to the Offeree Shares unless and until the Takeover Offer has been made by the Bidder and accepted by the Offeree.

7	Time shall be of the essence in respect of all deadlines and periods set out in this Deed.

8	This Deed shall be governed by New Zealand law and the parties submit to the jurisdiction of the New Zealand Courts.

EXECUTED AS A DEED this          day of                      2003

INDEPENDENT NEWSPAPERS LIMITED

by:

_____________________________________

Director

_____________________________________

Director

2

TELECOM CORPORATION OF NEW

ZEALAND LIMITED

by:

Authorised signatory	Witness to both signatories

Authorised signatory	Print name

Occupation

Address

3

SCHEDULE ONE

1	Obtaining waivers from LRs 7.3.8, 9.1 and 9.2 (unless satisfied prior to announcement).

2	Registration of a prospectus, in accordance with applicable exemption (Securities Act (Takeovers) Exemption Notice 2001), in relation to the offer of equity securities in the Bidder implied by the scrip component of the consideration payable under the Takeover Offer.

3	Completing the 2003 Annual Report of Bidder (so that it is available to recipients of the Takeover Offer as required by the above Exemption Notice).

4	Obtaining an appraisal report in respect of the fairness of the offer price for options in Sky, in accordance with rule 22 of the Takeovers Code.

5	Obtaining a waiver from the Takeovers Panel to enable the Takeover Offer to provide that shareholders in overseas jurisdictions may receive cash under a nominee arrangement, rather than the scrip component of the Takeover Offer.

APPENDIX ONE

Key Terms:

•	Pricing - $3.35 per share plus 3 shares in the Bidder for every 10 shares in the Target.

•	Offer is unconditional.

•	Offer to contain a binding commitment from the Bidder that it will not acquire any shares in Sky at a price higher than the price it pays under the Takeover Offer, for a 12 month period from the date of the Offer.

•	Offer to contain a binding commitment from the Bidder to institute a court and shareholder approved capital reconstruction procedure, as soon as reasonably practicable following closing of the Offer. That reconstruction will result in surplus capital in the Bidder being distributed to shareholders, on terms which would see shares issued pursuant to the Offer participating in that distribution. Such distribution will distribute the maximum amount of surplus capital held by the Bidder which it is possible to disburse in a tax effective manner (by way of utilisation of available imputation credits and the reduction of available subscribed capital of the Bidder). The Offer will also commit the Bidder to distribute on the same basis any additional surplus capital that cannot be distributed in a tax effective manner at that time, when the Bidder reaches 100% ownership of Sky and amalgamates Sky with the Bidder. The Bidder will also commit to effect any amalgamation of Sky and the Bidder as soon as practicable following Sky becoming its 100% wholly owned subsidiary.

Exhibit 1.3

Form 1

Reg. 4

(Securities Markets Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

☐	Notice that a person has become a substantial security holder (section 20(3))	☐	Notice that a person has ceased to be a substantial security holder (section 21(3))

☑	Notice of change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(2))	☐	Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1*.	Sky Network Television Limited
Name of public issuer

Independent Newspapers Limited
Name of substantial security holder

Level 8, Majestic Centre, 100 Willis Street, Wellington
Address of substantial security holder

Sean Wynne	04 496-9800
Contact name for queries	Telephone number

2*.	304,661,811	389,539,785	78.25%
	Total number of voting securities of the public issuer in which a relevant interest is Held	Total number of voting securities issued by public issuer	Total percentage

Ordinary shares	One vote per share
Class of voting securities	Number of votes attached to each voting security in that class

3*.	BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS

	257,918,296	46,743,515
	Number of voting securities of the class in which a beneficial relevant interest is held	Number of voting securities of the class in which a non-beneficial relevant interest is held

	66.25%	12%
	Percentage held at date of THIS notice	Percentage held at date of THIS notice

	66.25%	Nil %
	Percentage held at date of LAST notice (if any)	Percentage held at date of LAST notice (if any)

4*.	DETAILS OF EACH RELEVANT INTEREST	DETAILS OF EACH RELEVANT INTEREST

5*.		Independent Newspapers Limited
	Name(s) of registered holder(s)	Name(s) of registered holder(s)

6*.		5(1)(f)(i) & 5(1)(f)(iii)	28 August 2003
	Date(s) of transaction(s)	Provision(s) of section 5	Date(s) of transaction(s)

7*.			46,743,515	See below
	Number of voting Securities	Consideration (expressed in NZ$)	Number of voting securities	Consideration (expressed in NZ$)

A Deed between Telecom Corporation of New Zealand Limited (Telecom) and Independent Newspapers Limited (INL), under which Telecom has agreed to accept INL’s takeover offer for Sky Network Television Limited (Sky) for consideration of $3.35 and 3 INL shares for every 10 Sky shares, if and when such an offer is made.

	Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*.	Relevant documentation —	forms part of this notice	☑
		is not required to be filed	☐

		has already been filed with the notice dated	☐

9*.	4	14 June 2001	Telecom Corporation of New Zealand Limited
	Number of pages that accompany this notice (if any)	Date of last notice (if any)	Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

28 August 2003
Signature (unless filed by electronic means other than facsimile)	Full name	Date

2

Exhibit 1.4

Letter from the Chairman

September 2003

Dear Fellow Shareholder

I am pleased to invite you to the 2003 Annual Meeting of Telecom Corporation of New Zealand Limited to be held on Thursday 9 October 2003. The meeting will take place in the Carlton Ballroom at the Carlton Hotel, corner of Mayoral Drive and Vincent Street, Auckland.

At the meeting Telecom’s Chief Executive Officer, Theresa Gattung, and I will comment briefly on Telecom’s performance during the year to 30 June 2003.

Shareholders will then be asked to vote on the re-election of Mr Paul Baines and myself. The Board unanimously supports the re-election of these directors.

An increase in the total directors’ fee pool is being sought to facilitate the appointment of a new director to the Board at this meeting and to allow for the appointment of up to one more director to the Board if, in the future, it is considered to be appropriate. In addition, the Board has determined that a moderate increase in fees for existing directors is appropriate to align directors’ fees with fees paid to other directors in similar sized companies in Australasia and in recognition of the additional time commitment and responsibilities required of directors. Extended governance requirements are one example. Further details on the proposed increase are contained in the explanatory notes to the Notice of Annual Meeting of Shareholders.

Shareholders will also be asked to vote on the election of Mr Lindsay Pyne as the new director. You can read about Mr Pyne’s background in the explanatory notes to the Notice of Annual Meeting of Shareholders. The Board unanimously supports the appointment of Mr Pyne to the Board.

Shareholders are also being asked to approve components of Ms Gattung’s proposed remuneration package. Specifically it is proposed that Ms Gattung be issued with shares (subject to restrictive conditions), awarded to her based on assessed performance in the previous year. Ms Gattung’s existing remuneration arrangements have been restructured to provide for this new component. In addition, shareholders will be asked to approve the issue of options to acquire Telecom shares (otherwise known as performance options) to Ms Gattung. The Board has set performance hurdles that would need to be met before Ms Gattung will receive the benefit of the performance options assuming shareholder approval is forthcoming. The Board obtained external advice to ensure the proposed changes to Ms Gattung’s remuneration are consistent and competitive with chief executive officers’ remuneration packages for major listed companies in Australasia. Full details of Ms Gattung’s remuneration package, which the Board unanimously endorses, are set out in the explanatory notes to the Notice of Annual Meeting of Shareholders.

Shareholders will have the opportunity at the meeting to ask questions in relation to all matters.

If you cannot attend the meeting I encourage you to complete and lodge the proxy form (either by post or fax) so that it reaches Computershare Investor Services by 10am (New Zealand time) on Tuesday 7 October 2003.

For those shareholders who are attending the meeting, please bring the enclosed proxy form with you to assist with your registration at the meeting. You are invited to join the Board and senior management for light refreshments at the conclusion of the meeting. I look forward to seeing you then.

Yours sincerely

Roderick Deane

Chairman

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual Meeting of Shareholders of Telecom Corporation of New Zealand Limited will be held in the Carlton Ballroom, Carlton Hotel, corner of Mayoral Drive and Vincent Street, Auckland, New Zealand, on Thursday 9 October 2003 at 10.00 am.

ITEMS OF BUSINESS

A	The Chairman’s introduction.

B	Addresses to shareholders.

C	Shareholder discussion.

D	Resolutions.

To consider, and if thought fit, to pass the following ordinary resolutions:

1.	That the directors are authorised to fix the Auditors’ remuneration.

2.	That Dr Roderick Deane be re-elected as a director of the Company.

3.	That Mr Paul Baines be re-elected as a director of the Company.

4.	That remuneration of not more in aggregate than NZ$1,500,000 per annum (being an increase of NZ$550,000) is hereby authorised and determined as being payable to the directors of the Company for their services as directors of the Company and its subsidiaries (but not for services as Managing Director).

(see the voting exclusion statement below)

5.	That Mr Lindsay Pyne be elected as a director of the Company.

6.	That approval is given for the issue by the Company’s Board of Directors to Ms Theresa Gattung (the Company’s Chief Executive Officer and Managing Director) during the period to 30 September 2006 of up to (in aggregate) 500,000 ordinary shares in the Company, under the Performance Incentive Scheme, on the terms set out in the explanatory notes accompanying the 2003 Notice of Annual Meeting of Shareholders.

(see the voting exclusion statement below)

7.	That approval is given for the issue by the Company’s Board of Directors to Ms Theresa Gattung (the Company’s Chief Executive Officer and Managing Director) during the period to 30 September 2006 of up to (in aggregate) 1,500,000 options to acquire ordinary shares in the Company, under the Performance Option Scheme, on the terms set out in the explanatory notes accompanying the 2003 Notice of Annual Meeting of Shareholders.

(see the voting exclusion statement below)

Voting exclusion statement:

The Company will disregard

•	Any votes cast on resolution 4 (increase in directors’ fee pool) by any director or any associate or associated person of a director; and
•	Any votes cast on resolution 6 (issue of shares) and resolution 7 (issue of options) by a director of the Company except one who is ineligible to participate in any employee incentive scheme in relation to the Company (and in this case no director, other than Ms Theresa Gattung is eligible to participate in such a scheme) or is an associate or associated person of such a person.

However, the Company will not disregard a vote if:

•	The person is acting as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
•	It is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy holder decides other than in respect of resolution 4, where he will abstain.

By Order of the Board

Dr Roderick Deane

Chairman

1 September 2003

Proxies

Any shareholder who is entitled to attend and vote at the Annual Meeting may appoint a proxy to attend and vote instead of him or her. To appoint a proxy you should complete and sign the enclosed Proxy Form and either return it by mail or fax.

If you wish to mail the Proxy Form then please fold it and send it Freepost to the Share Registrar, Computershare Investor Services Limited, Private Bag 92-119, Auckland, 1020 (or in the case of Australian shareholders to the Share Registrar, Computershare Investor Services Limited, GPO Box 7045, NSW 1115, Australia fold it and send it Freepost. Alternatively, New Zealand based shareholders may fax it to 0-9-488 8787 and overseas shareholders may fax the Proxy Form to +64-9-488 8787.

The completed Proxy Form must be received by the Share Registrar no later than 10.00am (New Zealand time) on Tuesday 7 October 2003.

Voting

Voting entitlements for the Meeting will be determined as at 5.00 pm (New Zealand time) on Wednesday, 8 October 2003. Registered shareholders at that time will be the only persons entitled to vote at the Meeting and only the shares registered in those shareholders’ names at that time may be voted at the Meeting.

EXPLANATORY NOTES

Resolutions 2 and 3: Re-Election of Directors

Non-executive directors Roderick Deane and Paul Baines retire by rotation and offer themselves for re-election.

Roderick Deane has served on the Board for almost 11 years. He became Chairman of Telecom Corporation of New Zealand Limited in October 1999, after seven years as Chief Executive Officer and Managing Director. Dr Deane is a member of the Human Resources and Compensation Committee and Audit and Risk Management Committee and is Chair of the Nominations and Corporate Governance Committee. He is considered by the Board to be an independent director.

Dr Deane is also Chairman of Fletcher Building Limited, the ANZ Banking Group (New Zealand) Limited, Te Papa Tongarewa (The Museum of New Zealand), and the NZ Seed Fund. He is a director of the Australian companies, ANZ Banking Group Limited and Woolworths Limited. He also Chairs the Wellington Mayoral Business Advisory Board. Jointly with his wife Gillian, Dr Deane is Patron of IHC New Zealand Inc and is a member of the IHC Board of Governance. He is Chairman of the City Gallery Wellington Foundation. Prior to Dr Deane’s role as Chief Executive Officer and Managing Director of Telecom, he held positions as Chief Executive Officer of the Electricity Corporation of New Zealand, Chairman of the State Services Commission, and Deputy Governor of the Reserve Bank of New Zealand.

He brings to the Board significant experience and knowledge of Telecom and extensive experience as a non-executive director.

The Board unanimously recommends that shareholders vote in favour of Dr Deane’s re-election.

Paul Baines joined the Board in May 1998 and has served on the Board for five years. Mr Baines is also Chairman of the Audit and Risk Management Committee. He is considered by the Board to be an independent director.

Mr Baines is also a director of Fletcher Building Limited, Gough, Gough and Hamer Limited, Greenstone Fund Limited, the Reserve Bank of New Zealand and Wrightson Limited. Mr Baines was Chief Executive Officer of CS First Boston New Zealand and before that held a number of senior positions in the sharebroking and investment banking firm Jarden & Co. He has degrees in accountancy, economics and public policy.

He brings to the Board significant experience both as a non-executive director and experience in the financial sector.

The Board unanimously recommends that shareholders vote in favour of Mr Baines’ re-election.

Resolution 4: Increase in Directors’ Remuneration

Resolution 4 seeks shareholder approval for increasing the maximum amount that may be paid each year to the directors of the Company for their services as directors of the Company and its subsidiaries (but not for services as Managing Director) to NZ$1,500,000 in aggregate per annum. Currently the figure is NZ$950,000 which was set in 1999. This is an increase of NZ$550,000. The fees paid to directors for the year ended 30 June 2003 were NZ$948,895.

Shareholder approval for an increase is required under clause 98 of the Constitution, New Zealand Exchange (“NZX”) Listing Rule 3.5.1 and Australian Stock Exchange (“ASX”) Listing Rule 10.17.

The Board’s policy is to remunerate non-executive directors at market rates for comparable companies for the time, commitment and responsibilities involved. During the year the Board also obtained external advice from John V Egan Associates Pty Limited (“John Egan Associates”) on market movements in non-executive remuneration for comparable companies. A letter from John Egan Associates confirming that the proposed director remuneration is appropriate can be found following the explanatory notes.

If shareholders approve the increase in the maximum amount in aggregate that may be paid to directors each year, then it is proposed that directors’ fees be increased following the Annual Meeting as follows:

•	For each non-executive director (excluding the Chairman) from NZ$100,000 to NZ$105,000.
•	An additional amount of NZ$10,000 to each overseas (non-New Zealand or non-Australian) based non-executive director.
•	For the Chair of each of the Audit and Risk Management Committee and Human Resources and Compensation Committee, from NZ$10,000 to NZ$25,000.
•	For membership of a Board committee, an amount of NZ$10,000 (excluding the Chairman and those persons who Chair a Committee).*

*No more than one amount for membership of a Board Committee will be paid where a director is a member of more than one Committee.

There is not proposed to be any increase in the remuneration paid to the Chairman. The details of all remuneration currently paid to directors is set out in the 2003 Annual Report. The remuneration of all directors will continue to be reviewed annually by the Human Resources and Compensation Committee to ensure that directors’ fees remain consistent with market movements for directors’ fees in comparable companies. Shareholders should note that the aggregate amount approved does not necessarily mean that the entire amount will be paid to the non-executive directors each financial year.

The increased amount is sought from shareholders for a number of reasons as set out below.

When the Company became fully listed on the ASX last year it was required by the ASX to remove clause 100.4 from its Constitution. This clause was removed with shareholder approval at last year’s Annual Meeting. Clause 100.4 had allowed the Board to increase the total pool of remuneration by such an amount as is necessary to enable the Company to pay an additional director remuneration of an amount not exceeding the average amount being paid to the remaining non-executive directors. In the absence of clause 100.4 it is difficult to increase the number of directors on the Board as the total remuneration pool is not sufficient to allow the Company to pay any new directors. In essence this means that the Board cannot make use of the provisions allowing the Board to make appointments to fill casual vacancies. Given the difficulty in obtaining appropriately qualified directors the Board does wish to have the ability to make appointments when appropriately qualified directors are identified even if this means increasing the size of the Board. The appointment of Mr Pyne is one such case. The current fee pool is insufficient to pay directors’ fees to Mr Pyne at the same level currently paid to other non-executive directors which is the reason that the resolution concerning Mr Pyne’s appointment follows this resolution. In addition, the Board does wish to have the ability to appoint up to one further director if it considers it appropriate. Accordingly it is necessary to have a fee pool of sufficient size to facilitate such appointments and to provide for an orderly succession process for the Board.

The maximum aggregate remuneration was last increased at the Company’s 1999 Annual Meeting. Since then the Company’s operations have expanded considerably, including the acquisition of our Australian business, AAPT. In addition, there has been a significant increase in the demands of directors of listed companies under the law, by regulators and through investor expectations. Shareholders will be aware that Telecom is listed on the ASX and the New York Stock Exchange, as well as the NZX. In accordance with movements in best practice corporate governance and the increasingly complex regulatory environment the responsibilities and time commitment of directors have grown considerably over time. Board and Committee meetings have become longer and the number of matters to be discussed has grown.

Further, given the international nature of the business in which Telecom operates, it must be able to attract and retain the services of the best directors available in both New Zealand and overseas. Telecom must accordingly pay at a rate that will attract such services. This rate is strongly influenced by overseas environments and exchange rates. Our external advisors have confirmed that the proposed increase is in line with directors’ fees paid to directors in similar sized companies in Australia. Telecom was the 13th largest company in Australasia as at 30 June 2003, measured by equity market capitalisation.

In order to align more closely the interests of the Board with the interests of shareholders the Board encourages non-executive directors to hold a minimum of 20,000 ordinary shares in the Company. This is an increase from the previous minimum holding of 10,000 shares. All directors satisfy, the new minimum holding of 20,000 shares. At current share price levels the value of this shareholding exceeds one year’s non-executive directors’ fees (on a post tax basis).

Overall the Company will be strengthened by having this additional capacity to pay directors’ fees for the coming years. It provides flexibility for ensuring that a top calibre Board of appropriate size continues to serve Telecom and its shareholders effectively.

If this resolution is not passed then the following resolution will not be put to the meeting.

Resolution 5: Election of New Director

It is proposed that Lindsay Pyne be appointed to the Board as a non-executive director.

Mr Pyne is a New Zealander who is currently Advisor to the President of Bangkok Bank Plc in Thailand and has previously held executive positions as President, Visa International Limited, Asia Pacific Region, Managing Director and Group Chief Executive Officer, Bank of New Zealand Limited, director and Chief Executive Officer, PostBank Limited, and Managing Director and Chief Executive Officer, Broadbank Limited. Prior to these appointments, he held management positions with Citibank International and Hill Samuel Limited, in South Africa, England, the Middle East, and Africa. He has broad experience driving large scale technology projects in the businesses he has been involved with. Further, his understanding of the issues associated with running large and complex businesses will be of tremendous value to the Board.

The Board considers that Mr Pyne will be an independent director if appointed to the Board. He brings to the Board extensive experience in the finance sector.

The Board unanimously recommends that shareholders vote in favour of Lindsay Pyne’s election.

Resolutions 6 And 7: Issue of Shares and Performance Options to The Chief Executive Officer

Resolution 6 seeks approval for the issue to Ms Gattung of up to 500,000 ordinary shares in the Company. Resolution 7 seeks approval for the issue to Ms Gattung of up to 1,500,000 options to acquire ordinary shares in the Company.

Remuneration of Chief Executive Officer—Overview

The Board has undertaken a comprehensive review to determine the appropriate total remuneration package for the Chief Executive Officer. In determining the revised remuneration package the Board considered the scope of the Chief Executive Officer’s role, the business challenges facing the Telecom Group and market practice for the remuneration of chief executive officers in positions of similar responsibility in Australasia.

In structuring Ms Gattung’s remuneration package, as part of her terms of employment as Chief Executive Officer, the Board decided:

•	the remuneration package should reflect the scope and complexity of the role
•	more than 50% of the package offered to Ms Gattung should be linked to Telecom’s and Ms Gattung’s performance
•	a component of the package should be structured to align the interests of shareholders and the Chief Executive Officer and to enhance her long-term commitment to Telecom.

Based on the above, Ms Gattung’s proposed remuneration package for the 2004 financial year comprises:

•	Fixed cash remuneration of NZ$1,000,000;
•	An incentive award delivered 50% in cash and 50% in ordinary shares (as part of the “Performance Incentive Scheme” as described below) with a target value of NZ$1,000,000; and
•	An allocation of 500,000 performance options (as part of the “Performance Option Scheme” as described below).

As Ms Gattung is a director of the Company the issue of shares or options to her must be approved by an ordinary resolution of shareholders. Approval is sought pursuant to clause 14 of the Company’s Constitution, NZX Listing Rule 7.3.1 and ASX Listing Rule 10.14. Ms Gattung is the only director who will be issued with shares and options.

PERFORMANCE INCENTIVE SCHEME

Overview

The Performance Incentive Scheme is intended to reward Ms Gattung for achieving pre-specified target levels of performance during the previous year. The incentive award is delivered in cash and shares (with restrictive conditions). The issue of restricted shares links part of Ms Gattung’s remuneration with the longer term performance of Telecom. It should be noted that as 50% of the after tax amount of the award will be satisfied through the issue of shares, a higher proportion of her remuneration is now geared to the future performance of the Company.

Key Features

The key features of the proposed Performance Incentive Scheme are:

1.	The target value of the incentive award will be set annually by the Board.
2.	If Ms Gattung achieves the target performance levels in any financial year, she will be entitled to an incentive award with a pre-tax value equal to 100% of her fixed cash remuneration. The amount of the incentive award will be adjusted up or down in line with assessed under- or over-performance.
3.	The incentive award will be provided to Ms Gattung in two parts:
-	50% as a cash payment;
-	50% as fully paid ordinary Telecom shares, subject to restrictive conditions.
4.	The maximum number of shares to be issued over a three-year period (1 October 2003 to 30 September 2006) is 500,000. The shares issued to Ms Gattung will not be able to be sold or otherwise disposed of for a three-year period following their issue (except as described in the key conditions below). The other key conditions of issue are referred to below.

Determination of Incentive Award

The key measure currently used in determining the amount of the incentive award is Telecom Group performance measured on an economic value added (“EVA”) basis. EVA is chosen as the key measure because of its link to shareholder value and share price growth.

In addition to the EVA targets, the Board will set specific performance objectives against which they will measure Ms Gattung’s performance. The specific performance objectives will include financial criteria based on Telecom’s three-year business plan and strategic plans, and other criteria relating to corporate governance, reputation, effective leadership and management. These objectives will be set at the beginning of each financial year, and assessed at the end of the financial year by the Board when it makes its determination of the incentive award. Accordingly, the amount of any incentive award will depend on the evaluation of Ms Gattung’s actual performance measured against the performance objectives referred to above.

Key Conditions of Shares Issued

1.	The shares issued to Ms Gattung will not be able to be sold or otherwise disposed of for a three-year period following issue.
2.	The shares will have equivalent rights to shares held by all other Telecom shareholders.
3.	If Ms Gattung’s employment is terminated for cause then any shares issued under the Performance Incentive Scheme within the previous three years will be forfeited. If Ms Gattung’s employment otherwise ceases then the Board retains the discretion to remove the restrictions on disposal.

Number of Shares Issued

The exact number of shares to be issued each year will be calculated as follows:

Number of shares issued = 50% x A/B, where

A = the after-tax value of the incentive award determined following the end of that financial year by the Board. (The pre-tax value of the incentive award may be more or less than the target value depending on performance against pre-specified criteria).

B = the average daily closing price of Telecom shares reported on the NZSX for the 20 business days immediately preceding the effective date of issue.

The maximum number of shares to be issued over a three-year period (1 October 2003 to 30 September 2006) for which approval is sought is 500,000. Ms Gattung has consented to the share component of the Performance Incentive Scheme being met by payment in cash of the relevant after-tax amount to Ms Gattung and the application of that amount to the subscription for new shares.

Date of Issue

The Performance Incentive Scheme as described in this Notice of Annual Meeting of Shareholders is intended to apply from the 2004 financial year. If shareholder approval is obtained then the first issue of shares under the Performance Incentive Scheme will occur on or about 1 September 2004, following determination of the incentive award by the Board and announcement of Telecom’s 2004 result in August 2004. Subsequent grants of shares would be made in September 2005 and September 2006 and in no case later than three years after the date of the 2003 Annual Meeting of Shareholders.

PERFORMANCE OPTION SCHEME

Overview

The Board proposes that Ms Gattung be granted up to 1,500,000 performance options over the next three years, with 500,000 performance options to be granted in November 2003. The specific number of performance options to be granted in future years will be determined by the Board within the scope of the shareholder approval being sought.

The proposed performance options to be granted to Ms Gattung will be subject to meeting the performance hurdles which are described below.

Key Features

The key features of the Performance Option Scheme are:

1.	Each performance option granted for no cash consideration provides the right to purchase one ordinary share in Telecom at an exercise price equal to the average daily closing price of Telecom shares reported on the NZSX for the 20 business days immediately preceding the effective date on which the options are granted.
2.	Performance options will be granted each year, in two tranches, with each tranche comprising 50% of the total number of the options granted. Each tranche will be subject to a different performance hurdle, as set out below.
3.	The performance options can be exercised at any time on or after the third anniversary of the date of grant if the performance hurdle in respect of that particular tranche has been met subject to compliance with Telecom’s insider trading policy and insider trading rules. New ordinary shares will be issued upon the exercise of performance options.
4.	Performance options granted will have a six-year term after which time they will lapse.

Performance Hurdles

Performance options granted under the Performance Option Scheme may be exercised when certain Telecom performance measures exceed specified performance benchmarks (ie. the performance hurdle(s) have been met). The following table describes the performance benchmark and related Telecom performance measure for each of the two tranches:

Proportion of Performance Options	Performance Benchmark	Telecom Performance Measure
50%	Option exercise price escalated at Telecom’s estimated cost of equity adjusted downward by the value of net dividends paid in the relevant period	Average daily closing price of Telecom shares reported on the NZSX for the 10 business days immediately preceding the date of testing

50%	Gross returns over the relevant period on MSCI World Integrated Telecommunication Services Index	Telecom’s total shareholder return over the relevant period

Cost of Equity Performance Hurdle

The cost of equity performance hurdle requires Telecom’s share price to exceed the prescribed benchmark on or after the third anniversary of the date of grant in order for the options to be exercised. The cost of equity represents the expected rate of return required by equity holders for a company with a risk profile and prospects of Telecom. The cost of equity will be determined by the Board after receipt of advice from external advisors as to the estimated cost of equity. The estimated cost of equity will be calculated using a generally accepted capital asset pricing model and estimation methodology. The cost of equity to be used in calculating the relevant benchmark for the first allocation of performance options has been set at 11.6% which will apply for the first 12 months of the term of the options.

The rate of return required by equity holders is provided by the combination of dividends and appreciation in Telecom’s share price. Both components are reflected in Telecom’s cost of equity. Since the performance options will not be eligible for dividends, the performance benchmark will be adjusted downward by the amount of cash dividends (ie. dividends net of tax credits (“net dividends”)) paid on Telecom shares over the term of the options, in each case escalated at the estimated cost of equity over the remaining term of the options. This performance benchmark will be calculated from the date of grant of the options to the date immediately preceding the date of testing.

Global Telecommunications Index Performance Hurdle

The global telecommunications index performance hurdle requires Telecom’s total shareholder return (“TSR”) to exceed the gross return from an index of global telecommunications companies, on or after the third anniversary of the date of grant, in order for this tranche of options to be exercised. The proposed index, the MSCI World Integrated Telecommunication Services Index, currently comprises 31 diversified and integrated telecommunications companies and is calculated by Morgan Stanley Capital International Inc (“MSCI”). Returns on this index will reflect:

•	the gross returns (ie the combination of share price appreciation and net dividends paid) of the constituent companies; and

•	the returns of the constituent companies in their local currency.

Telecom’s TSR is a measure of the combination of share price appreciation and dividends paid since the date of grant of the options and for the purposes of this hurdle will be calculated with reference to:

1.	The performance option exercise price.
2.	The average daily closing price of Telecom shares reported on the NZSX for the 10 business days immediately preceding the date of testing.
3.	Net dividends paid between the grant date and the date immediately preceding the date of testing.

The index returns and Telecom’s TSR will be calculated from the date of grant of the options to the date immediately preceding the date of testing.

Performance Hurdle Testing

Testing to determine whether the performance hurdles have been met may occur at any time on or after the third anniversary of the grant date until the options lapse.

Achievement of the performance hurdles will be determined by the Board following receipt of external advice that verifies that the performance hurdle has been met for each tranche of performance options. Once the performance hurdle has been met for a specific tranche of performance options then those performance options may be exercised at any time up to and including the lapse date (subject to the key conditions below).

Key Conditions of Performance Options

1.	Performance options will be granted with a six-year term after which time they will lapse.
2.	If Ms Gattung’s employment ceases for any reason (except as described below) then the Board will have the discretion to allow her up to 12 months to exercise any performance options that have been granted prior to the cessation of her employment and the discretion to waive any related performance hurdles. However, if Ms Gattung resigns or her employment is terminated for cause then all performance options that have not reached the three-year anniversary date will immediately lapse. Ms Gattung will have 12 months from the date of termination to exercise any other performance options but only if the relevant performance hurdle is satisfied.
3.	In the event of a capital reconstruction, bonus issue or pro-rata rights issue there will or may be an adjustment to the number of performance options and/or the exercise price of the options to ensure that Ms Gattung’s position as option holder is unaffected.
4.	Performance options may not be transferred without the Company’s consent and will not be quoted on any stock exchange.
5.	Shares issued on the exercise of performance options will be fully paid ordinary shares and will rank equally in all respects with all other ordinary Telecom shares at the date of issue of the shares.

Date of Grant

Subject to shareholder approval the first grant of performance options is expected to occur in November 2003, following the announcement of the first quarter 2004 result. The effective date of the first grant of performance options will be 19 September 2003 (to align the date of grant with options to be granted to other Telecom employees under the Telecom Share Option Scheme). The performance options will have a six-year term from that date and may be exercised following the third anniversary of that date subject to meeting the performance hurdle. The exercise price will be calculated as of the effective date of grant.

Performance options in 2004 and 2005 may be granted on or about 1 September in that year. Any such grants will be at the discretion of the Board within the context of the approval granted by shareholders, and in no case later than three years after the date of the 2003 Annual Meeting of Shareholders.

Directors’ Discretion

The Board will have the discretion and power to amend the terms of the Performance Incentive Scheme and the Performance Option Scheme subject to the NZX and ASX Listing Rules, as long as the interests of Telecom shareholders are not adversely affected and the consent of the Chief Executive Officer is obtained.

External Advice and Review

The Board will take appropriate advice during the term of the options. Each year the Board will commission an appropriately qualified expert advisor, to estimate the cost of equity for Telecom to be used in the Performance Option Scheme. The achievement of any performance hurdle will be determined by the Board following receipt of external advice to verify that the hurdle has been met.

A copy of a letter dated 22 August 2003 from Australian-based executive remuneration specialist, John Egan Associates is included at the end of these explanatory notes. John Egan Associates’ letter confirms that the proposed remuneration package is appropriate for a chief executive officer of a company of the size and complexity of Telecom.

INDEPENDENT APPRAISAL REPORT

In accordance with the requirements of NZX Listing Rule 6.2.2, an independent appraisal report on the proposal to issue shares and performance options to Ms Gattung on the terms of each Scheme has been prepared by Deloitte Touche Tohmatsu. Deloitte Touche Tohmatsu has reviewed the terms of the proposed issue of shares and performance options to Ms Gattung and has concluded the proposal is fair to Telecom shareholders. A copy of the Deloitte Touche Tohmatsu appraisal report is included with this Notice of Annual Meeting of Shareholders.

DISCLOSURE OF NUMBER OF SHARES AND PERFORMANCE OPTIONS

The actual number of shares issued under the Performance Incentive Scheme and performance options granted under the Performance Option Scheme will be disclosed in the Company’s annual report each year together with the details of the shareholder approval previously obtained. No shares or performance options have been issued under the Performance Incentive Scheme or the Performance Option Scheme prior to the date of this Annual Meeting of Shareholders. Any additional persons who become entitled to participate in either of the above Schemes and who have not been named in this Notice of Annual Meeting of Shareholders will not participate in the Schemes unless shareholder approval is obtained under ASX Listing Rule 10.14. It is not intended that any additional persons will become entitled to participate under either of the above proposed Schemes.

WAIVER

The NZX has granted a waiver from compliance with NZX Listing Rule 7.3.2 (a) so that shares under the Performance Incentive Scheme and performance options under the Performance Option Scheme can be issued at any time in the three-year period until 30 September 2006 rather than in the next 12 months.

Deloitte Corporate Finance Deloitte House 61 Molesworth Street PO Box 1990 Wellington New Zealand

Tel: +64-4-472 1677

Fax: +64-4-472 8023

www.deloitte.co.nz

27 August 2003

The Directors (other than Ms Gattung)

Telecom Corporation of New Zealand Limited

P O Box 570

Wellington

CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR’S PERFORMANCE INCENTIVE SCHEME AND PERFORMANCE OPTION SCHEME TERMS

Introduction

Telecom Corporation of New Zealand Limited (“Telecom”) is proposing to issue Telecom’s Chief Executive Officer and Managing Director, Ms Theresa Gattung, up to 500,000 ordinary shares and 1,500,000 performance options under the terms of the Performance Incentive Scheme and Performance Option Scheme (the “Schemes”) described in the Notice of Annual Meeting of Shareholders dated 1 September 2003 (the “Notice of Meeting”).

Listing Rule 6.2.2 of the New Zealand Exchange Limited (“NZX”) Listing Rules (the “Rules”) requires an Appraisal Report to be prepared where more than 50% of the securities to be issued will be acquired by Directors.

Accordingly, Deloitte Corporate Finance has been requested by the Directors of Telecom to advise the shareholders not associated with Ms Gattung (the “Non-associated Shareholders”) whether in our opinion the issue of securities under the terms of the Performance Incentive Scheme and Performance Option Scheme is fair to the Non-associated Shareholders. This report is for the benefit of Non-associated Shareholders. Deloitte Corporate Finance has been approved by the Market Surveillance Panel of the NZX as being independent and appropriately qualified to prepare this Appraisal Report.

Approach to Evaluation

In our opinion, the issue of securities under the terms of the Schemes will be fair to the Non-associated Shareholders if:

•	the terms and conditions on which the securities are issued are fair; and
•	the level of securities granted represents a fair level of remuneration to Ms Gattung.

In order to assess whether the Performance Incentive Scheme and Performance Option Scheme are fair, we have reviewed the background Scheme documents, the Notice of Annual Meeting of Shareholders and accompanying explanatory notes. We have also held discussions with Telecom management responsible for the design of the Schemes.

Opinion

In our opinion, the issue of restricted shares under the Performance Incentive Scheme and the issue of options under the Performance Option Scheme are fair to the Non-associated Shareholders.

Performance Incentive Scheme

The Performance Incentive Scheme is structured to provide an incentive award to be delivered to Ms Gattung in two parts:

•	50% as a cash payment; and
•	50% as fully paid ordinary Telecom shares with restrictive conditions (the “restricted shares”).

The maximum number of restricted shares to be issued under this scheme over a three year period (ending on 30 September 2006 in accordance with the Notice of Annual Meeting of Shareholders) is 500,000.

The key measure currently used in determining the amount of the incentive award under this scheme is Telecom Group performance measured on an economic value added (“EVA”) basis. In addition to the EVA targets, the Board will set specific performance objectives against which they will measure Ms Gattung’s performance.

In our opinion the terms and conditions of the restricted shares that may be issued under the Performance Incentive Scheme are fair for the following reasons:

•	the number of shares to be issued is linked to the amount of the annual incentive award determined by the Board. The amount of the incentive award is dependant on Telecom Group performance and on Ms Gattung meeting certain pre-specified performance objectives;
•	the measures used to determine the amount of the incentive award are appropriate and are aligned with the creation of value for Telecom shareholders;
•	the shares are issued at a fair price;
•	the restricted nature of the shares is consistent with encouraging sustained performance of Ms Gattung; and
•	the total value of shares that may be issued under the scheme is fair having regard to the quantum and structure of Ms Gattung’s total remuneration package as determined by the Telecom Board.

We are of the opinion that the terms and conditions of the restricted shares are fair to Non-associated Shareholders.

Performance Option Scheme

The Board proposes that Ms Gattung be granted up to 1,500,000 options under the Performance Option Scheme over the next three years.

Performance options granted under the Performance Option Scheme may be exercised on or after the third anniversary of the date of grant if certain Telecom performance measures exceed specified performance benchmarks (ie. the performance hurdle(s) have been met).

In our opinion the terms and conditions of the performance options that are to be issued under the Performance Option Scheme are fair for the following reasons:

•	the performance options can only be exercised if certain performance hurdles are achieved;
•	the performance hurdles specified are appropriate and are consistent with both the creation of value for Telecom shareholders and the relative performance of Telecom measured against a global peer group;
•	the basis for measuring Telecom’s performance relative to the performance hurdles specified is appropriate; and
•	the total value of the performance options that may be issued under the scheme is fair having regard to the quantum and structure of Ms Gattung’s total remuneration package as determined by the Telecom Board.

We are of the opinion that the terms and conditions of the performance options are fair to Non-associated Shareholders.

Number of Securities Issued

The Telecom Board has determined Ms Gattung’s total remuneration package. Included in the remuneration package is the issue of up to 500,000 restricted shares and up to 1,500,000 performance options for the three year period (ending on 30 September 2006 and in accordance with the Notice of Annual Meeting of Shareholders).

In determining the revised remuneration package for Ms Gattung the Board considered a range of factors that are described in the Notice of Annual Meeting of Shareholders including advice received from Mr John Egan of John V Egan Associates Pty Limited (“Egan Associates”). A report from Egan Associates is contained in the Notice of Annual Meeting of Shareholders.

Given the maximum number of restricted shares and performance options that can be issued and taking into account the terms of the schemes, any dilution of existing shareholders through the issue of restricted shares and options will be minimal.

Information Provided

In our opinion, the information to be provided to the Non-associated Shareholders is sufficient to enable them to understand all relevant factors, and make an informed decision, regarding the issue of shares and options under the Performance Incentive Scheme and Performance Option Scheme.

We have received all of the information which we believe is desirable for the purposes of preparing this report, including all material information which is or should be known to any Telecom director and made available to the directors. Our terms of reference have not restricted the scope of this report.

Qualifications and Expertise

Deloitte Touche Tohmatsu is one of the world’s leading professional services firms. Deloitte Corporate Finance is the corporate finance practice of Deloitte Touche Tohmatsu, providing corporate advisory, mergers and acquisitions, valuations and transaction services.

The person in the firm responsible for issuing this report is Alan J Dent, BCA, CA(PP).

Alan Dent is a partner in Deloitte Corporate Finance and is a member of the Board of Deloitte Touche Tohmatsu in New Zealand. Mr Dent specialises in providing corporate finance advice on acquisitions and divestments and advising on the value of shares, businesses and intangible assets.

Deloitte Corporate Finance, and Alan Dent have significant experience in the independent investigation of transactions and issuing opinions on the merits and fairness of the terms and conditions of the transactions.

Independence

Deloitte Touche Tohmatsu is not the auditor of Telecom. Deloitte Corporate Finance has not had any part in the formulation of the Performance Incentive Scheme or Performance Option Scheme. Our sole involvement has been the preparation of this report.

Deloitte Corporate Finance will receive a fee for the preparation of this report. This fee is not contingent on the conclusions of this report or the approval of the resolution. We will receive no other benefit from the preparation of this report and have no pecuniary or other interests that could reasonably be regarded as capable of affecting our ability to provide an unbiased analysis of the Performance Incentive Scheme or Performance Option Scheme Terms.

Yours faithfully

DELOITTE CORPORATE FINANCE

Alan J Dent

Partner

22 August 2003 Dr R Deane Chairman Telecom Corporation of New Zealand Limited PO Box 570 Wellington New Zealand

Dear Dr Deane

As requested, we have provided this letter to you to assist shareholders in determining the appropriateness of the proposed increase in director remuneration.

During the year we conducted research into the remuneration arrangements of directors among comparable companies in Australia and New Zealand.

We consider that the proposed increases are reflective of the increasing workload of non-executive directors, both on Committees and in meeting their obligations in an environment of increasing complexity, as well as regulatory and legislative impost.

It is and was our judgement as expressed in correspondence, that the proposed levels of director remuneration are appropriate and in line with fees paid to directors of companies of comparable scale and complexity, managing significant Australasian enterprises.

Within the context of Telecom’s desire to continue to attract top calibre directors, the recommended Director remuneration levels are in our judgement appropriate.

Yours sincerely

John V Egan

22 August 2003 Dr R Deane Chairman Telecom Corporation of New Zealand Limited PO Box 570 Wellington New Zealand

Dear Dr Deane

As requested we have provided this letter to assist shareholders in determining the appropriateness of the Board recommended remuneration for Ms Gattung.

Over recent months we have conducted research into the remuneration arrangements of chief executive officers among Australasian groups with comparable commercial attributes. Our focus was on both leading New Zealand companies in a broad sense and then a wider Australasian market, including the industry sector in which Telecom operate.

In the conduct of our research we had regard to the current remuneration arrangements of chief executive officers among leading Australasian groups, though particularly those with significant exposure to technology and a diverse retail and business customer base.

We further examined the chief executive officer emoluments among Australasian organisations between approximately half and twice the size of Telecom, having regard to market capitalisation, assets, total revenue and operating profit. As a result of this analysis we provided the company with a view as to competitive emoluments across Australasia. We acknowledge in this latter context that Telecom have in recent years, significantly expanded their presence in Australia.

At the Company’s request we devoted considerable time to reviewing the changing trends in chief executive officer reward arrangements, the increased focus on alignment with shareholders and company performance and the emerging international expectation that chief executive officers would become and remain substantial investors in the company they lead.

We reviewed, in collaboration with the Company and through our personal engagement with the Chair of the Board’s Human Resources and Compensation Committee, a number of performance driven reward structures and believe that the approach that the Board are proposing to shareholders in respect of Ms Gattung’s reward reflects a contemporary shareholder aligned arrangement, where a significant proportion of Ms Gattung’s reward is subject to forfeiture, while at the same time outstanding performance by the Company should, under the reward structure proposed, compensate Ms Gattung competitively.

We strongly endorse the approach adopted by the Board in relation to Ms Gattung’s Performance Incentive Scheme and equally endorse the proposed structure and allocation of up to 1,500,000 options with performance hurdles, over the coming three year period.

In an Australasian context the fixed annual remuneration is pitched below regional competitive levels. The annual incentive opportunity has been structured to deliver competitive reward if the business plan objectives are met, albeit that the benefit arising from 50% of that reward is deferred and required to be invested in Telecom shares and held for a minimum period of three years by Ms Gattung.

The Performance Option Scheme component is reflective of a broadly competitive stance. Its value is entirely dependent upon both significant share price growth and meeting the two performance hurdles. Firstly, in respect of 50% of the performance options, exceeding the estimated cost of equity adjusted for net dividends and secondly, in respect of the other 50% of performance options, Telecom’s total shareholder return exceeding gross returns on the MSCI World Integrated Telecommunication Services index. These performance hurdles must be met on or after the third anniversary of the grant of the options in order for the options to be exercised.

Within the context of the Company’s stated remuneration policy to provide competitive remuneration, the proposal in relation to Ms Gattung’s reward is heavily oriented toward performance and it is our judgement that if the performance hurdles set by the Board are met, it will deliver competitive reward to Ms Gattung over time.

In our judgement the proposal is consistent with the Board’s stated policy and is reasonable.

We trust this letter provides the relevant authorities with the necessary awareness that the Board’s review and recommended reward for the Chief Executive Officer, was conducted thoroughly with the benefit of independent external advice.

Yours sincerely

John V Egan

Directions for those Shareholders attending the Meeting

You can use the map below to find the Carlton Hotel and the nearest parking.

The Civic carpark is the closest carpark to the Carlton Hotel.

If you have any questions, please call Telecom investor relations on:

Australia	1800 123 350

Canada	1800 280 0398

Hong Kong	800 962 867

New Zealand	0800 737 500

Singapore	800 641 1013

United Kingdom	0800 960 283

United States	1800 208 2130

Exhibit 1.5

2 September 2003

MEDIA RELEASE

NEW MEMBER PROPOSED FOR

TELECOM BOARD

Telecom today announced the proposal to appoint Mr Lindsay Pyne as a director.

Mr Pyne’s nomination has been unanimously endorsed by the Telecom board and will be put to shareholders to vote on at the Annual Meeting in October.

“Lindsay would bring enormous experience to the board,” Telecom Chairman Roderick Deane said today.

“He has broad experience driving large scale technology projects in the businesses he has been involved with. His understanding of the issues associated with running large and complex businesses will be of tremendous value to the board,” Dr Deane said.

Mr Pyne is a former Managing Director and Chief Executive Officer of the Bank of New Zealand. He has also served as Chief Executive and director of Postbank and Broadbank. In these roles, which coincided with the deregulation of banking in New Zealand, Mr Pyne implemented technology strategies that streamlined functions and improved margins in the more competitive banking environment.

He is currently Advisor to the President of Bangkok Bank Plc. In his previous position as Asia Pacific President of Visa International Mr Pyne implemented technology projects and telecommunications partnerships that leveraged Visa’s ownership of the largest private telecommunications network in the world. He has previously held positions with Citibank International and Hill Samuel Ltd, in South Africa, England, the Middle East and Africa.

ENDS

For more information, please contact:

John Goulter

Telecom Public Affairs & Government Relations Manager

Ph 04 498 9369

Mobile 027 232 4303

Exhibit 1.6

2 September 2003

MEDIA RELEASE

SHARE PLAN FOR SMALL

SHAREHOLDERS

Telecom today announced the launch of the “1000 Share Plan” which will give small shareholders an opportunity for a short period to increase their shareholdings with Telecom meeting the brokerage cost.

“We have a large number of very small shareholders which are relatively expensive for the Company to support so we are giving these shareholders the opportunity to increase their shareholdings up to 1000 shares.” said General Manager Investor Relations, Mark Flesher.

“The 1000 Share Plan will allow shareholders to sell down parcels of less than 1000 shares to rationalise their portfolios, or to buy up small parcels to increase their shareholding to 1000 shares with Telecom meeting the brokerage costs.”

“We will also be taking the opportunity to sell down all shareholdings which do not meet the minimum parcel size as defined by the NZX listing rules.”

The scheme will, initially run from 22 September 2003 until 31 October 2003, but may be extended. Details of how to participate in the 1000 Share Plan will accompany the Annual Report which shareholders will receive in the next few days.

It is being run in conjunction with First NZ Capital Securities.

For more information, please contact:

Allanah James

Media Relations

027  278  4138

04  4989481

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW
ZEALAND LIMITED

By:	/s/ Linda Cox Linda Marie Cox Company Secretary

Dated:	5 September 2003